Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

Below are excerpts from the Santa Fe Sphere which relate to the proposed merger.

                                                                  September 2001

                                    Santa Fe

[Santa Fe International
Corporation]                        Sphere


--------------------------------------------------------------------------------
Santa Fe International Corporation                           Volume 11, Number 3
--------------------------------------------------------------------------------

                    [Global Marine Inc. and Santa Fe International
                     Corporation logos omitted]


                           GlobalSantaFe Corporation
                           -------------------------

                       Merger Between Global Marine Inc.
                     and Santa Fe International Corporation
               Will Create Industry's Premier Drilling Contractor

                (See merger related legal statements on page 12)
--------------------------------------------------------------------------------

On Monday, September 3, it was announced that Santa Fe and Global Marine had entered into a definitive merger agreement. The merger will result in the world's second largest offshore drilling contractor with one of the industry's youngest, most diversified and technologically advanced fleets. The new company, GlobalSantaFe Corporation, will operate over 100 rigs in the world's key drilling markets with its own fleet of 59 offshore and 31 land rigs plus 13 client owned rigs. Additionally, the new company will be the industry's leading provider of drilling management services. With all considered, it is safe to say GlobalSantaFe Corporation will be the world's premier drilling contractor.

Sted Garber will serve as President and Chief Executive Officer. Global Marine's Chairman, President and Chief Executive Officer, Bob Rose, will serve as Chairman. Gordon Anderson, current Chairman of Santa Fe is expected to serve on the 14-member board, which will consist of equal representation from each company. Mr. Rose commented, "Our two companies share common operating philosophies and employee cultures, and I am confident that the new GlobalSantaFe will be a stronger, more dynamic partner for all of our customers. The new company will also be a larger, more competitive force in a rapidly consolidating sector and will be ideally positioned to finance future growth opportunities."

Both companies have tremendous individual strengths. Santa Fe is uniquely strong in the heavy duty harsh environment jackup market and its operations in the Middle East and Southeast Asia, and Global has a significant position in the Gulf of Mexico and ultra deepwater drilling. Both companies have strong positions in the North Sea. The combination of these companies is an ideal fit from the standpoint of joining our collective resources to serve our customers' needs around the world.

It is anticipated the merger will be completed by year end. The company headquarters will be located in Houston. Regretfully, there will be a reduction in staff of both Dallas based Santa Fe personnel and Global's Houston based personnel as the two companies join forces. It is expected the Dallas office will close in the spring of next year.

The merger should have minimal impact on the worldwide workforces of the two companies since they operate, for the most part,


                                                             Continued on page 3

                           A Message from Management

                                 By Sted Garber
                     President and Chief Executive Officer

                (See merger related legal statements on page 12)

[PHOTO OF C. STEDMAN GARBER OMITTED]

    This is the first opportunity I have had to express to the entire Santa Fe family my great enthusiasm for the recently announced merger between Santa Fe International Corporation and Global Marine Inc. As a service organization, we are customer driven and I am convinced that this combination, to be known as GlobalSantaFe Corporation, greatly enhances our ability to provide our customers premium worldwide service with a very diverse fleet of drilling rigs. As our customers have consolidated and grown larger, it is only logical that they will be seeking to do business with drilling contractors who can satisfy their requirements on a worldwide basis. Not only does this merger greatly strengthen our current ability to serve our customers, it also provides a very sound platform for additional growth as our customers seek additional premium equipment to meet their needs for enhanced productivity. For Santa Fe employees, this merger creates improved opportunities for career growth with a company that will clearly be recognized as second to none in experience, drilling fleet quality, safety and productivity.

    I want to emphasize that this is truly a merger, not an acquisition of one company by the other. We will have no disappearing names as we move into the future. Our objective will be to staff the organization with the most qualified people from each organization, which I am sure will result in balanced representation from each company. We will also review each company's policies, procedures and operating methods for best practice; I do not expect that we will adopt these all from one side or the other, but more likely some of each. I believe both Global and Santa Fe are quality organizations, and in some cases we may develop a new best practice to take forward. One of the great attractions of this combination is that there is very little overlap. The only Santa Fe locations in which Global also has drilling activity are primarily the North Sea and, to a small degree, in West Africa where Global has a very strong position. Neither company has a surplus of people at the rig and rig management level and we will require additional strong crew members as we plan for Santa Fe's newbuilds to join the fleet. Therefore, for the vast majority of Santa Fe employees, there should be no concern about your position. Accordingly, I ask you to focus on continued safe operations and not dwell too much on this merger.

    Management will make every attempt to communicate with employees as decisions are made regarding any aspect of the transaction. In the meantime, Santa Fe and Global must continue to operate as two completely separate entities until the transaction is completed, which is expected by the end of the year. Between now and then, management will be making decisions regarding positions in the home office as well as Aberdeen, where the two organizations do have some overlap. I anticipate that a number of people in the Dallas office will be asked to transfer to Houston, where the new office will be, in order to take up important responsibilities in the new company. For those that will not be transferring, Santa Fe will offer a fair severance and retention package as we have in the past when significant corporate changes have occurred.

    I believe it is important that all Santa Fe employees understand that this merger is part of a long-term vision which was adopted by Santa Fe as early as 1995. We recognized at that time that consolidation in our industry would likely continue and that Santa Fe would need to seek out a strong merger partner or become a relatively smaller and marginal player as others carried out the expected consolidation. Kuwait Petroleum Corporation has been very supportive in carrying out this strategy as we realized it was necessary to become a public company and have our stock traded for several years before we could expect to be successful in a merger of this sort. The public offering in 1997 and the additional stock offering in 2000 were steps along this road which brought us to the point where we were in a position to form what I believe will be the strongest combination in the industry.

    I realize that change is something that is not comfortable for most of us. Any change will be difficult to recognize for a considerable period of time for many of you, while others will be affected by change much sooner. I hope all Santa Fe employees will adopt a strong positive attitude towards GlobalSantaFe, recognize the tremendous potential for the new company as well as each employee, and will work towards making GlobalSantaFe the best drilling company in the world.

        "Change is the law of life.
        Those who look only to the
        past or the present are
        certain to miss the future."
                   --John F. Kennedy



                                                           SPHERE/SEPTEMBER 2001

Global Marine, Santa Fe Merger
Continued from page 1


in different parts of the world. The one exception is the North Sea, where both companies manage their operations from Aberdeen. As with the Dallas and Houston offices, there will also be a reduction in Santa Fe and Global personnel in Aberdeen.

    The combined strengths and resources of this new company are unsurpassed in our industry. Both companies share the reputation of providing quality service, having high business ethics, a quality worldwide workforce and above all, placing the highest emphasis on safety and the well being of our employees.

A Brief History of Global Marine

    Global's roots date back to 1946, the same year as Santa Fe's founding, and to Union Oil Company of California, the company from which Santa Fe also sprang. In 1946 Union Oil and Continental Oil Company formed a joint venture to devise a means to collect seismic data and survey the sea floor offshore California. Over the next three years Superior Oil Company and Shell Oil Company entered the joint venture and the consortium became the CUSS Group (Continental, Union, Shell and Superior). In 1951, the CUSS Group purchased its first vessel, a surplus Navy patrol craft named the M/V/Submarex. In 1953, following the passage of favorable legislation allowing coastal states the rights to develop off their shores, the CUSS group expanded their data gathering efforts and equipped the M/V/Submarex with a land-based coring rig cantilevered over her side, thus making the vessel the prototype unit for offshore floating drilling. In 1955 the CUSS Group incorporated as Louis N. Waterfall Inc. In 1956 the Group purchased a former Navy oil/cargo barge and outfitted it with a derrick and drilling [PHOTO OF CUSS I OMITTED] rig and renamed it CUSS I. The name Global Marine Drilling Company was first used in operating this vessel in 1956. It was Santa Fe Drilling Company that provided the drilling crews for the CUSS I which was the first vessel to drill off the U.S. west coast. In 1958 Union Oil purchased all the outstanding shares of Louis N. Waterfall Inc. to bankroll the fledgling company and in November the company was incorporated in California as the Global Marine Exploration Company.

    Global Marine obtained its first multi-well contract in 1959, drilling offshore Santa Barbara, California. These were the first subsea production wells ever drilled and completed with subsea trees and flow lines to shore.

    As the market for offshore drilling increased, Global Marine developed a completely new rig design and delivered the CUSS II in 1962. The proposed cost of the 7,000 mile transit from the shipyard in New Orleans to its drilling location in Alaska, through the Panama Canal, led to the decision to convert the barge into a self-propelled drillship.

    In late 1964, Global Marine was reorganized as a Delaware company and became Global Marine Inc. and the first public offerings of debentures and common stock were placed. This new financing provided independence from Union Oil as well as additional capital to fund rapidly growing operations. In the same year Global Marine chartered a jackup rig, towed it across the Atlantic Ocean, and became the first contractor to drill in the North Sea, offshore The Netherlands.

    In 1966 Global Marine's fleet consisted of 11 vessels. Due to market demand the company designed a new class of ship and the company's expansion plan called for construction of five new ships over the next three years. This class of ship was state-of-the-art and remained Global Marine's standard for the next ten years.

    In 1967, Global Marine signed a contract with the U.S. National Science Foundation to build and operate an ultra deepwater scientific coring ship. The primary departure from the conventional drillship would be that it would have to be held in position in up to 20,000 feet of water with computer-controlled propellers, a technique pioneered and proven feasible by Global Marine in 1961. The Glomar Challenger took cores of the seabed sediment around the world from 1968 to 1983, when she was retired. The data collected by the Glomar Challenger allowed major advances in the theories of plate tectonics and continental drift.

    In the 1970s Global Marine added six more ships to its fleet. In 1977 the company made plans for a major fleet diversification and expansion program that would go beyond drillships. 1978 through 1982 was a period of expansion which saw the addition of jackups and semisubmersible rigs to the fleet, creating a new customer base for Global Marine. During 1983 and 1984, 11 new rigs were delivered--six jackups, three semisubmersibles, one drillship and the Concrete Island Drilling System.

    Early 1986 saw crude prices plunge from $32 to under $12 per barrel. Drilling activity plummeted and even rigs with long-term contracts were stacked. It became apparent that a simple stretching out of Global Marine's debt would not be enough to relieve the pressure on the company's substantial cash reserves and that some form of debt forgiveness, in conjunction with a debt for equity trade, was the only alternative. The chapter 11 provisions of the U.S. Bankruptcy Code provided the only viable avenue to achieve that end. On January 27, 1986, Global Marine Inc. filed for protection from its creditors.

    The company successfully negotiated a plan of reorganization and emerged from Chapter 11 on February 28, 1989, with its board of directors, management and fleet intact. 1989 proved to be the best year the offshore drilling business had seen in a long time with fleet utilization at 70 percent, up from 63 percent in 1988 and 33 percent in 1987. By 1990 utilization was up to 90 percent and Drilling Management Services recorded its all-time highest revenue, highest number of wells drilled, and highest total overall footage drilled in a year.

    Global Marine successfully de-leveraged its balance sheet, adding $110 million to its equity, decreasing its total indebtedness by $143 million, and reduced its debt service requirements through 1996 by more than $350 million.

    In 1993 the company traded one severe environment North Sea jackup for three 300-foot, Marathon LeTourneau 116-C cantilevered jackups and in 1994 three more 116-Cs were purchased.

    During 1996, Global achieved several strategic objectives. Backed by long-term deepwater drilling contracts, the Glomar Arctic I semisubmersible was upgraded to work in 3,000 feet of water, the Polycastle was acquired and work began to convert it into the Glomar Celtic Sea, a dynamically-positioned semi capable of drilling in 5,000 feet of water, and the Glomar Explorer, a ship originally designed and operated by Global Marine for the U.S. government, was leased back and work began to convert it into a dynamically-positioned drillship capable of drilling in 7,800 feet of water. In 1997, Global Marine recorded the highest earnings in the company's history and generated offshore drilling revenues in excess of $1 billion--a first for the industry. The company also ended the year with over $1 billion in drilling revenue backlog. Also in 1997, the company added to its growing deepwater capabilities with the purchase of two third-generation semis. In 1998 Global Marine acquired an enhanced, third-generation semisubmersible and ordered two dynamically-positioned drillships, designed to drill in 12,000 foot water depths.

    In 1998 a management change occurred when John G. Ryan resigned as President and Chief Operating Officer, following a lengthy medical leave, and Robert E. Rose was elected by the board of directors as the company's new President and Chief Executive Officer. Also in 1998 Global Marine International Drilling Corporation was formed and began pursuing international drilling opportunities. Two other milestones occurred that year--Global Marine celebrated its 40th anniversary and the ultradeepwater drillship Glomar Explorer set a world water depth record by drilling in 7,718 feet of water in the Gulf of Mexico.

    Global's ongoing commitment to safety was acknowledged in 1999 when its entire Gulf of Mexico jackup fleet of nine rigs recorded zero lost time accidents from March 1998 to February 1999--a recent industry first for safety. Another milestone included subsidiary Applied Drilling Technology Inc.'s drilling of its 500th well in the Gulf of Mexico.

    On September 3, 2001, Global Marine and Santa Fe announced a merger that will combine the strengths of the two companies, for many years to come.


SPHERE/SEPTEMBER 2001                                                          3

[photo of Rig 174 crew omitted]
Rig 174 Crew

On June 18, 2001, Rig 174, working in Saudi Arabia, achieved the milestone of working four years without a LTA

--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This publication includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.

                                     Sphere

Publisher: Sted Garber
Editor: Joe Boyd

Committee: Bill Abbott, John Alford, Michelle Appleby, John Bergeland, Jim Blue, Bill Molaison, Cary Moomjian and Charlie Springett

Santa Fe Sphere Editor
Santa Fe International Corporation
Two Lincoln Centre, Suite 1100
5420 LBJ Freeway
Dallas, Texas 75240-2648

www.sfdrill.com

Santa Fe Sphere is a publication of Santa Fe International Corporation produced for its employees, retirees, customers and friends. Nothing contained herein is intended to influence the purchase or sale of the Company's securities.


12                                                         SPHERE/SEPTEMBER 2001